VF9-5-02

02053053

TED STATES
EXCHANGE COMMISSION
igton, D.C. 20549

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AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34682

RECEIVED
AUG 3 0 2002
153

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2001 AND ENDING 06/30/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PACIFIC COAST INDEPENDENT BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 MONTGOMERY ST. #1045
(No. and Street)

SAN FRANCISCO,CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVIES T. WU (415) 398-4563
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

W. PIERCE BROWNELL
(Name – *if individual, state last, first, middle name*)

7 MT. LASSEN DR. #D-254 SAN RAFAEL CA 94903
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVIES T. WU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC COAST INDEPENDENT BROKERAGE, INC., as of JUNE 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Davies T Wu

Signature

President 8/29/02

Title

Thomas H. Tsang 8/29/02

Notary Public

THOMAS H. TSANG
COMM. # 1272463
NOTARY PUBLIC-CALIFORNIA
City & County of San Francisco
COMM. EXP. JULY 30, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

(o) Reconciliation to Company's June 30, 2002 Focus Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC COAST INDEPENDENT BROKERAGE, INC.
TABLE OF CONTENTS

MEMBER, CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

W. PIERCE BROWNELL
Certified Public Accountant
7 Mt. Lassen Drive #D-254
San Rafael, CA 94903
(415) 491-6400 Fax (415) 491-6402

MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Pacific Coast Independent Brokerage, Inc.

INDEPENDENT AUDITOR'S REPORT

I have audited the balance sheet of Pacific Coast Independent Brokerage, Inc.(a California Corporation) as of June 30, 2002 and the related statements of net income and changes in stockholders' equity and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Coast Independent Brokerage, Inc. as of June 30, 2002 and results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit has been performed for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in my opinion, is fairly

W. PIERCE BROWNELL
Certified Public Accountant

stated, in all material respects, in relation to the basic financial statements as a whole. This report is intended for information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

San Rafael, CA
August 20, 2002

PACIFIC COAST INDEPENDENT BROKERAGE, INC.
BALANCE SHEET
JUNE 30, 2002

ASSETS

Cash in bank and clearing		
brokerage firm	22,252	
Cash in money market	57,791	80,043
Accounts receivable:		
Commissions	15,341	
Government	18,326	
Other	20,273	
Allowance for bad debts	(9,671)	44,269
Investments		133,073
Prepaid rent		2,782
Office furniture and equip-		
ment net of $ 23,729 depreciation		6,824
Deposits		
Deferred tax benefit net of $12,305 valuation reserve		17,555
TOTAL ASSETS		**284,546**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	890	
Pension plan liability	4,955	
Brokerage loan	89,264	
TOTAL LIABILITIES		95,109
STOCKHOLDERS' EQUITY		
Common stock-no par value 1,000,000 authorized; 55,000 issued and outstanding	55,000	
Preferred stock-100,000 authorized; 3,000 issued and outstanding	10,000	
Retained earnings	124,437	
TOTAL STOCKHOLDERS' EQUITY		189,437
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**284,546**

EXHIBIT A-The accompanying notes are an integral part of thes financial statements.

PACIFIC COAST INDEPENDENT BROKERAGE, INC.
STATEMENT OF LOSS
AND CHANGES IN RETAINED EARNINGS
FOR YEAR ENDED JUNE 30, 2002

REVENUES:		
Brokerage commissions	261,529	
Dividends and interest	3,546	
Realized gains (losses)-security sales	(62,896)	
Change in unrealized gains on security sales	(26,038)	
Bad debt recoveries		
TOTAL REVENUES		176,141
LESS EXPENSES:		
Execution and stock exch fees	56,573	
Officer's salary	86,700	
Other salaries	36,348	
Outside services	12,641	
Data system	12,042	
Depreciation	2,025	
Dues and subscriptions	12,965	
Employee benefits	12,684	
Insurance	2,310	
Interest	6,385	
Legal and accounting	4,750	
Entertainment and travel	8,451	
Office supplies and expense	4,871	
Payroll/property tax	9,759	
NASD/SEC Fees&Assessmnts		
Rent	44,991	
Telephone	9,659	
Repairs and maintenance		
Contributions		
Bad debt		
Miscellaneous	358	
TOTAL EXPENSES		323,512
('LOSS) BEFORE INCOME TAXES		
INCOME TAXES:		**(147,371)**
Regular	(9,455)	
Deferred	(8,896)	
Total income taxes		(18,351)
NET INCOME		**(129,020)**
ADD: Retained Earnings July 1, 2001		253,457
RETAINED EARNINGS, JUNE 30, 2002-To Exhibit A		**124,437**

Exhibit B-The accompanying notes are an integral part of these financial statements

PACIFIC COAST INDEPENDENT BROKERAGE, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED JUNE 30, 2002

Cash flows from Operating Activities:		
(Loss)-Per Exhibit B	(129,020)	
Adjustments to reconcile net loss to net cash provided from operating activities:		
Depreciation	2,025	
Decrease (increase) in commissions receivable	1,786	
Decrease (increase) in government recei vable	(6,650)	
(Increase) decrease in prepaid rent & deposits	6,303	
Increase (decrease) in accounts payable	890	
(Increase) in deferred income taxes benefit	(9,455)	
(Increase) decrease in unrealized gains	26,038	
Realized losses (gains) on securities sales	62,896	
Increase (decrease) in pension plan and other payables	(18,956)	
Net Cash Provided from Operating Activities		**(64,143)**
Cash Flows from Investing Activities		
Sales of stocks and options	191,949	
(Purchase) of securities	(139,320)	
Purchase of equipment		
Due on put options		
Net Cash (Used) by Investing Activities		**52,629**
Cash Flows from Financing Activities-		
(Decrease) increase in brokerage loan	(72,070)	
Preferred stock redeemed	(5,000)	
Common stock issued	15,000	
Net cash (used) by financing activities		**(62,070)**
Net increase (decrease) in cash for year ended June 30, 2002		**(73,584)**
Cash and Money Market Funds, July 1, 2001		153,627
Cash and money funds on June 30, 2002		**80,043**
Amounts paid on interest for years ended June 30, 2002	6,385	
Amounts paid on income taxes for year ended June 30, 2002	9,526	

EXHIBIT C-The accompanying notes are an integral part of these financial statements

PACIFIC COAST INDEPENDENT BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

Note 1
Summary of Significant Accounting Policies

General
Pacific Coast Independent Brokerage, Inc. (hereafter the Company) is a broker/dealer which negotiates securities transactions on behalf of its customers. The Company effectuates all customer transactions, without holding customer funds or securities, which are held by one larger firm.

Cash and Cash Equivalents
For purposes of reporting cash balances on the statements of financial condition and cash flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Cash on these statements includes money market funds and an $25,056 deposit held by Bear Stearns, the clearing broker, $25,000 of which is for clearing deposits.

Furniture and Equipment
is recorded at cost. Depreciation is computed using the straight line method over five years.

Commission Income
is recorded on the trade date.

Uses of Estimates
are necessary to properly record some financial transactions. Management has made its best effort to assure accurate amounts; however, these estimates may need to be adjusted as situations change from year to year.

Continued on next page

Note 2

Short Term Investments consists of the following securities:

	June 30 Market Value 2002	2001
700 sh America Online		37,100
800 sh Applied materials	15,216	19,640
500 sh Cisco Systems		9,100
500 sh EMC Corp. - Mass	3,775	14,841
400 sh Fannie Mae	29,500	34,060
700 sh Intel	12,789	
1000 sh Intel Corp.		29,250
100 sh Merck & Co.,Inc.	5,064	6,391
700 sh Microsoft	38,290	
1000 sh Microsoft, Inc.		73,000
400 sh Philip Morris	17,472	20,300
1000 sh Nokia Corp.		22,040
500 sh Corning		8,355
800 sh Tyco International	10,808	
18 sh McData Corp	159	
Total Market Values-Equities	$133,073	$274,077
Total Cost of Securities shown above	$127,567	242,532

These investments secure the brokerage loan shown on Exhibit A under liabilities and discussed in note 3 below.

The Company has reported realized gains and losses and changes in unrealized gains for the year ended June 30, 2002 and 2001 on the statement of net income (Exhibit B).

Note 3

Brokerage Loan is the amount owed by the Company for its investment activities. This loan is secured by the short term investments shown on Exhibit A and detailed in Note 2 above. The interest rate on June 30, 2002 4.75% and June 30, 2001 was 7.0%.

Note 4

Options-Realized losses on Exhibit B have been reduced by approximately $5,000 the Company received for writing "calls". If the price of the underlying security rises above the option price, the Company will have to sell the underlying security for the option price. The Company has in its portfolio all of the securities for which options have been written. All options will expire, if not exercised, in one to six months. The current market price is well

below the option price so a nominal liability of $2,620 is included in these financial statements.

Note 5

Preferred Stock is classified as "Series A" and has 10,000 shares authorized of which 2,000 shares are issued and outstanding at $5 par value. This stock carries a non-cumulative dividend right of 10% of the purchase price, or $1,500 (10% X $15,000) for any year in which dividends are declared on the common stock. This amount is to be paid to the preferred shareholders before any amount is paid to the common shareholders. On liquidation, the holders of the preferred stock are entitled to the purchase price of their shares (currently $15,000) and 10% per year for each the shares are outstanding less any payments on dividends previously made.

Preferred stockholders also have the right to convert their shares to common stock on what is currently a one-to-one basis. The preferred shareholders as well as the common shareholder(s) are entitled to one vote for each common or preferred share owned. During the year, the Company purchased 1,000 shares from a shareholder at $5 per share. Also, during the year, the Company, 100% owner of common stock purchased 15,000 shares at $1 per share.

Note 6

Related Party Transactions between Davies T. Wu, the owner of 100% of the common stock and the Company is shown on Exhibit B, statement of net income under officer's salary.

Note 7

Lease of space of the Company's new office began on or about October 1, 1994 and ends September 30, 2000. The minimum monthly rent until the expiration of the lease is shown on the next page:

PERIOD	MONTHLY AMOUNT
10/01/99-09/30/00	1,815
10/01/2000-08/31/02	4,795.83

The Company also will be charged pro rata for increases in maintenance and taxes as of January 1, 2000 and June 30, 2000, respectively.

Note 8

Income Taxes - The primary differences between income for tax purposes and the net income reported in these financial statements is the treatment of depreciation, unrealized gains, realized losses and the deduction for state income tax. To the extent that deductions or income are reported on the financial statements or tax returns in one year and on the other in later years, timing differences are created. If the deductions or reduced income are reported on the tax returns in years before the financial statements, a deferred tax liability is created. If there is reduced income and deductions on the financial statements that will not appear on tax returns until later years there is a tax benefit.

The income tax expense (negative expense for 2002)on Exhibit B consists of current and deferred amounts. The current amounts consist of taxes on income and deductions that is the same for financial statements as it is for tax returns or exclusion items, those items whose differences are permanent. The negative deferred tax shown on Exhibit B are taxes on the timing differences above. The components of deferred taxes are shown below on the next page. A negative amount represents a tax benefit, while a positive amount is a deferred tax liability.

EXHIBIT D

(Continued on next page)

	COMPONENTS OF DEFERRED TAXES	
	JUNE 30	
	2002	2001
ITEM:		
State income tax	(120)	(431)
Unrealized securities gains	787	7,527
Accumulated depreciation	1,023	1,327
Realized losses-carried forward	(19,245)	(17,082)
Total Deferred Tax Benefit	**$(17,555)**	**$8,659)**

The deferred tax negative expense is the difference between the deferred tax benefit at the beginning and end of the year, resulting in $8,896 for the year ended June 30, 2002. Since total deferred tax liability for the year ended June 30, 2000 was $91,143, the deferred tax expense for the year ended June 30, 2000 $99,802.

Loss items in above tax benefit figures will result in an a eventual tax benefit only if there are gains on security transactions in later years. The tax figures shown above as they relate to securities losses have been reduce by a valuation reserve of 40%.

The total income tax expense for the years ended June 30, 2002 and 2001 is shown in the table below:

	INCOME TAX EXPENSE FOR YEARS ENDED JUNE 30,	
	2002	2001
Deferred tax expense per above	(8,896	(99,802)
Income tax per income tax returns	(9,455)	(3,734)
Total Income Tax Expense years ended June 30, 2002 and 2001.	**($18,351)**	**$103,536)**

The negative regular income tax shown above and on exhibit B is the result of the carryback of Federal taxable loss for year ended June 30, 2002 to years ended June 30, 1997-2001 netted with the minimum state income tax for year ended June 30, 2002 of $800.

Note 9

Revenue Concentration - The Company receives virtually all of its revenues from one brokerage firm-Bear Stearns.

Note 10

Pension Plan - The Company has started a non-contributory defined contribution pension plan, allowing contributions of up to 15% of salary. Exhibit B includes pension expense of $4,922 for the year ended June 30, 2002 and $21,029 for the year ended June 30, 2001. The related liability for these contributions is included under liabilities on Exhibit A.

Note 11

Bad Debt - Prior to January of 1996, the Company had had a receivable from a customer as a result of a trade initiated by the customer. All efforts to collect this receivable had failed. Counsel had advised that further pursuit would more likely result in costly litigation and still may not result in any recovery. The Company had written off this receivable resulting in a charge to earnings for year ended $16,582

This client instigated a lawsuit against the Company during the year ended June 30, 1999, claiming, among other things, that the Company was responsible for his losses. The Company then counter-sued for their previous loss. These cases went to arbitration and resulted in the Company being exonerated from any liability for the client's

losses and being awarded $14,196 of the approximately $16,000 the Company had originally sought. The award occurred in May of 1999.

When interest is added to the award of $14,196 the total receivable is $19,342. No interest has been added since the award and no collection has been received. Management believes the 50% allowance for bad debts shown on Exhibit A is reasonable. This case has just come from the Federal Court of Appeals for the ninth circuit, where the above defendant had tried to appeal the verdict. The Company has again won the case. Due to expenses involved, the 50% allowance $9,671 is still included on the balance sheet as an offset to the $19,342 receivable.

Exhibt D

PACIFIC COAST INDEPENDENT BROKERAGE, INC.
STATEMENT OF EXCESS NET CAPITAL ON JUNE 30, 2002
AND RECONCILIATION TO COMPANY'S FOCUS REPORT
FOR QUARTER JUNE 30, 2002

Net Worth, Total Stockholders' Equity June 30, 2002-Per Exhibit A		189,437	
Add: Deferred taxes on unrealized gains included in haicuts		197	
Less Unallowed Assets:			
Other receivables	10,602		
Receivable from governments	18,326		
Office equipment net of accumulated depreciation	6,824		
Deposits/prepaids	2,782		
Deferred income tax benefit	17,555		
Total (Reductions)		(56,089)	
Net capital before haicuts and undue concentration			133,545
Haircuts:			
Securities - 15% X 133,073	19,961		
Money market 2% X 57,791	1,156		
Total haircuts		(21,117)	
Undue Concentration-Below		(1,115)	
Total haicuts and undue concentration			(22,232)
NET CAPITAL, JUNE 30, 2000			**111,313**

CALCCULATION OF UNDUE CONCENTRATION SECURITY IF>500sh:	MRKT VAL	MV OF 500 SH	10% NET CPTL	UNDUE BASE(1)	UNDUE AMOUNTS (2)
800 sh Tyco International	10,808	2,755	13,355		
500 sh EMC-Mass	3,775	3,775	13,355	0	
700 sh Intel	12,789	9,135	13,355	0	
700 sh Microsoft	38,290	27,800	13,355	10,490	787
Money market	57,791	25,000	13,355	32,791	328
Total undue concentration					1,115

(1) MV less larger of 500 sh or 10% net capital
(2) Undue base X .075 or .01

Schedule 1

PACIFIC COAST INDEPENDENT BROKERAGE, INC.
STATEMENT OF EXCESS NET CAPITAL ON JUNE 30, 2002
AND RECONCILIATION TO COMPANY'S FOCUS REPORT
FRO QUARTER JUNE 30, 2002

EXCESS NET CAPITAL:

Net capital, June 30, 2001-Per Schedule 1		111,313
6 2/3% Aggregate Indebtedness	6,341	
Minimum dollar amount	100,000	
Larger of indebtednedd or dollar amount		100,000
Excess Net Capital		**11,313**

Schedule 2

RECONCILIATION TO COMPANY'S FOCUS REPORT

Net capital, Per Company's Focus report for quarter ended June 30, 2002		111,929
ADD:		
Additional cash	1,600	
Additional commissions receivable	1,707	
Adjust "put" liability		
Adjust for overstatement of undue concentration and haircuts	771	
Other audit adjustments	1,118	5,196
(LESS):		
Pension plan adjustment	(4,922)	
Additional accounts payable	(890)	(5,812)
Net Capital, June 30, 2002-Per Schedule 1		**111,313**

Schedule 3

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR YEAR ENDED JUNE 30, 2002

Stockholder's Equity, July 1, 2001-Per Audit report dated August 16, 2001		308,457
Less: (Loss) for year ended June 30, 2002-Per Exhibit B	(129,020)	
Company's purchase of 1000 sh preferred stock	(5,000)	
15000 sh common stock issued	15000	
Total changes in Stockholders' Equity		(119,020)
STOCKHOLDER'S EQUITY, JUNE 30, 2002-Per Exhibit A		**189,437**

Schedule 4

MEMBER, CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

W. PIERCE BROWNELL
Certified Public Accountant
7 Mt. Lassen Drive #D-254
San Rafael, CA 94903
(415) 491-6400 Fax (415) 491-6402

MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Pacific Coast Independent Brokerage, Inc.

I have audited the financial statements of Pacific Coast Independent Brokerage, Inc.(a California Corporation) for the year ended June 30, 2002 and have issued my report thereon dated August 20, 2002. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Pacific Coast Independent Brokerage, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3(k). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of the differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 or Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and

the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded from loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

My study and evaluation made for limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Pacific Coast Independent Brokerage, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not

accomplish those objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

This report in intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Pierce Brownell

San Rafael, CA
August 20, 2002